Exhibit 99.2

Dear Exodus Shareholder,

Exodus is not just a mission, it’s a movement. Our legal name is Exodus Movement, Inc., and our movement has always needed to be self-custodial.

The past year of industry failures and defaults should teach the world: A top priority should be controlling your money through self-custody wallets like Exodus. Giving exchanges custody of your money means putting it at risk, particularly from a regulatory perspective in the US. Giving banks over $250,000 of your money also means putting it at risk, as it's not covered by Federal deposit insurance that protects you against bank failures.

Silicon Valley Bank and its $210 billion in assets collapsed in two days after serving the tech sector for some 40 years….this was the largest bank collapse since 2008. Signature Bank followed two days later - a leading bank serving the crypto industry - and we saw other banks like Republic fall within weeks.

Equity markets suffered from this news….and thankfully, just this once, Bitcoin didn’t follow the stock markets. Instead in Q1, Bitcoin posted its best quarterly price performance in two years, up a scorching 68% - moving from the $16,000 level to $28,000….and ETH also rallied from $1200 to over $1800. Both cryptocurrencies bucked the downtrends of traditional equity markets that moved sharply downward on the very same news.

Rate hikes from central banks continue to stress the economy in order to fight inflation. (Ironically, the loose monetary policies of central banks caused this inflation in the first place).

Meanwhile, in Q1 the United States’ most important custodial exchange locked horns with its most important securities regulator. We applaud Coinbase as they work to protect innovation in the crypto sector. However, this is territory you won’t see Exodus playing in because we’re self-custody. We’re entirely focused on delivering a beautifully-designed product so that our customers can control their own wealth.

We empower people to control their own wealth by using Exodus to harness the immense power of blockchain. Today, over three million people use Exodus.

What I’m most excited about is the future of Exodus and where we’re headed this year. Looking even further ahead, we envision Exodus as the app to store all your digital assets – of course your Bitcoin and crypto, but also your stocks, bonds, and ETFs  – in one place.

I think you’ll find Exodus useful on your journey.

JP Richardson
CEO and Co-Founder

Key Metrics for the First Quarter 2023 Ended March 31, 2023 (Unaudited)

Monthly Active Users: MAUs were 821,566 as of quarter end, up 11% from the 741,813 MAUs on December 31, 2022.

Exchange Aggregation Business: The volume processed by the exchange API Providers was approximately $0.65 billion in Q1 2023, down 12% from $0.73 billion in Q1 2022. Bitcoin, Tether, and Ethereum were the top assets traded at 27%, 15%, and 11% of volume, respectively. Dollar amount per transaction was $1,497, down 54% YoY from $3,249 per transaction in Q1 2022.

Key metrics summary
	1Q23	1Q22
Exchange volume ($ thousands)	$645,582	$730,056
Exchange transactions	431,350	224,681
$/transaction	$1,497	$3,249
Downloads	660,143	805,294

Financial Results for the First Quarter 2023 Ended March 31, 2023 (Unaudited)

Revenue of $13.3 million for the quarter decreased 13% relative to the prior year quarter. Exchange aggregation revenue of $12.6 million and the emergence of fiat on/off-boarding revenue accounted for the majority of total revenue in the first quarter.

Revenue by category

Revenue ($s in 000s)	Q1 2023	% of 2023 Operating Revenue	Q1 2022	% of 2022 Operating Revenue	% Y/Y change
Exchange aggregation	$12,630	94.7%	$14,929	97.1%	(15.4%)
Staking	158	1.2%	285	1.9%	(44.6%)
Fiat on/off-boarding	527	3.9%	-	-	100%
Other	5	0.0%	123	0.8%	(95.9%)
Consulting	25	0.2%	25	0.2%	-
Gaming	-	-	22	-	(100%)
Operating Revenues	$13,345	100.0%	$15,384	100.0%	(13.3%)

Cost of Revenues was $6.9 million, a decrease of 9% from the prior year. The decrease reflects lower cost of salaries with a reduction in headcount as compared to the prior year and reduced cloud infrastructure spending. The Exodus team stood at approximately 195 full time equivalents as of March 31, 2023, a decrease from 270 as of March 31, 2022.

Cost of revenues ($s in millions)	1Q23	1Q22
Software development expense	$2.2	$2.7
Customer support expense	1.6	2.1
Security and wallet operations expense	2.1	2.4
Depreciation and amortization	1.0	0.4

Total cost of revenues	$6.9	$7.6
as a % of revenue	48.1%	50.6%

General and Administrative Expenses were $6.0 million, a decrease of 33% from the prior year. The decrease primarily reflects lower advertising and marketing expenditures due to the Company’s return to a community-based marketing approach.

General and administrative expenses ($s in millions)	1Q23	1Q22
General and administrative expense	$5.5	$5.1
Advertising & Marketing	0.4	3.9
Depreciation	0.1	-

Total general and administrative expense	$6.0	$9.0
as a % of revenue	54.9%	41.2%

Adjusted EBITDA5 was $3.5 million in Q1 2023, a significant increase relative to Q1 2022, reflecting reduced operating expenses as a result of the Company’s disciplined spending.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

In USD millions	1Q23	1Q22 (Restated)
Net income (loss)	$0.8	$(3.4)
Interest (income)	(0.4)	(0.1)
Income tax expense (benefit)	0.7	(1.6)
Depreciation and amortization	1.0	0.4
EBITDA	$2.1	$(4.7)
(Gain)/loss on impairment of digital assets, net	(0.4)	4.0
Unrealized (gain)/ loss on investments	(0.1)	(0.2)
Stock-based compensation	1.9	1.5
Adjusted EBITDA	$3.5	$0.6

5 Non-GAAP metric. See footnotes at the end of this communication.

Cash and digital asset holdings.  We hold approximately $101 million in cash and digital assets and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of March 31, 2023 we held $54.0 million in cash, cash equivalents, and U.S. Treasury Bills, as well as $41.3 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of March 31, 2023 and December 31, 2022.

	03/31/2023		12/31/2022
($s in 000s)	Book Value	Market Value	Book Value	Market Value
BTC	$20,859	$41,283	$17,549	22,974
ETH	2,022	4,525	2,022	3,031
Algorand	699	947	686	715
Other Digital Assets	60	129	45	53
Cash and cash equivalents	17,854	17,854	20,494	20,494
USDC	27	27	-	-
Treasury Bills	36,128	36,128	31,981	31,981
Total	$77,649	$100,893	$72,777	$79,248

Q1 Webcast

Exodus will host a webcast of its first quarter 2023 fiscal results beginning at 3:30PM (Eastern Time) on June 22, 2023. To access the webcast, please use this link. It will also be carried on the Company’s website www.exodus.com.

Questions for Exodus Management related to the first quarter can be submitted via e-mail at investors@exodus.com in advance of the live webcast.

Forward-Looking Statements

This shareholder letter contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, and certain business metrics. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to: expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors; the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations; the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto; difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally; unexpected or rapid changes in the growth or decline of our domestic and/or international markets; increasing competition from existing and new competitors; rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry; continued compliance with regulatory requirements; volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets; the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected; the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses; the compromise of user data for any reason; foreign operational, political and other risks relating to our operations; unexpected delays encountered during the audit process; and the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our 2022 Form 1-K. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.